December 14, 2021

Alexandra Barone /Jan Woo

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenpro Capital Corp. Amendment No. 3 to Registration Statement on Form S-3 Filed December 1, 2021 File No. 333-258441

Dear Mses. Barone and Woo

On behalf of our client, Greenpro Capital Corp. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 9, 2021. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 4 to registration statement on Form S-3 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * *

Amendment No. 3 to Registration Statement on Form S-3 Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Malaysian holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

In response to the Staff’s comments, we have disclosed prominently on the prospectus cover page that the Company is not a Chinese operating company but a Malaysian holding company with operations conducted by its subsidiaries based in China and that this structure involves unique risks to investors have provided a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:

We acknowledge the Staff’s comments and have clarified that references to “we”,” “us,” “our” or “the Company,” refer only to Greenpro Capital Corp. Insofar as the Company’s subsidiaries are concerned, they shall, as applicable, be referred herein either collectively grouped by their countries of incorporation or bv their respective legal names. For example, the Company’s three subsidiaries in China may be referred to as “Greenpro Management Consultancy (Shenzhen) Limited (China)”, “Shenzhen Falcon Financial Consulting Limited (China)”, and “Shenzhen Synergy Network (Shenzhen) Limited” or as “our China subsidiaries” or “our PRC subsidiaries”. We have made corresponding corrections throughout the Revised Registration Statement.

Our Business, page 1

3.	Please also describe the consequences to you and your investors if you or your subsidiaries: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

We acknowledge the Staff’s comments and have added disclosures on page 1 of the Revised Registration Statement responsive to the Staff’s comments.

Risk Factors, page 8

4. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response:

We acknowledge the Staff’s comments and have expanded the risk factor disclosure as instructed.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM